SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 31, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Altice and HOT Informed Partner of the Withdrawal of Their Acquisition Proposal

ALTICE AND HOT INFORMED PARTNER OF THE
WITHDRAWAL OF THEIR ACQUISITION PROPOSAL

ROSH HA'AYIN, Israel, March  31, 2020 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, informs its shareholders, following its reports dated January 29, 2020 and February 5, 2020 regarding the binding offer made by HOT Telecommunication Systems Ltd. ("Hot") and its controlling shareholder, Altice Europe N.V. ("Altice"), that Altice and Hot have withdrawn their acquisition proposal (by way of merger).

Over the course of the last two months, and notwithstanding the burden imposed on the Company due to the Coronavirus pandemic, the Board of the Company evaluated the proposed transaction and its attractiveness, in an effort to improve the terms thereof, while ensuring adequate protection of the rights of the Company’s shareholders in the event that the proposed merger is not completed. In the context of this process, (a) the Board retained the services of an internationally recognized financial advisor and an independent valuator, (b) the Board assessed the price underlying the proposed transaction in light of an independent evaluation conducted specifically for the purposes of this process and taking into account the changing market conditions, (c) the Board analyzed the required regulatory approvals for the proposed transaction, (d) the Board considered the risks faced by the Company during the acquisition process, the estimated monetary ramifications of such risks and the impact of the uncertainty on the company’s day-to-day operations, and (e) several drafts of the merger agreement were exchanged between the Company and Hot and Altice and the proposed terms were discussed and reviewed by the Board and a sub-committee of the Board with the assistance of Partner's financial and legal advisors.

During such period, and despite the pandemic outbreak and its effect on the market in general and on the Company in particular, the Board conducted numerous meetings and internal deliberations, together with its financial and legal advisors, in an effort to make progress with the proposed transaction.

On March 17, 2020 the Board advised Hot and Altice through its legal advisors that it resolved to engage in the next phase of the discussions in connection with the proposed Transaction based on certain terms and understandings previously discussed between the parties.

In order to verify the ability of Altice to consummate the transaction, the Board asked to receive from Altice the commitment letter of the financing bank of Altice containing such bank’s undertaking to finance the Transaction (the "Bank Letter"). As the Bank Letter was not received, on March 28, 2020, the Board advised Altice that it required same to be provided to the Company by March 31, 2020. In addition, the Board reiterated some of the major open issues that required resolution, namely the certainty of payment of a termination fee by Altice and Hot if the Transaction were derailed and the guarantee of Hot’s obligations by entities in the Altice group.

In the late evening of March 30, 2020, Mr. Dexter Goei responded on behalf of Altice and advised that Altice cannot continue with the negotiations, and it is therefore terminating all further discussions. The reasons mentioned by Altice were the rapidly deteriorating economic situation and bleak prospects for a short recovery and, according to Altice, it is now clear that the parties are very far from being able to meet the timeline anticipated by Altice and still have many issues (including two issues mentioned in the above letter) that have not been agreed upon yet.

The Company intends to continue its current business development and business expansion and to pursue its standalone business strategy, as planned prior to the receipt of the unsolicited offer from Altice and Hot.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: March 31, 2020